UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 0-20570

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
IAC Inc. Retirement Savings Plan
B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
IAC Inc.
555 West 18th Street
New York, New York 10011

IAC Inc. Retirement Savings Plan

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of IAC Inc. Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of IAC Inc. Retirement Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024 and 2023, and the changes in its net assets available for benefits for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan's auditor since 1998.

New York, New York June 25, 2025

IAC Inc. Retirement Savings Plan
Statement of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets
Cash	$4,338	$187
Investments, at fair value	1,566,391,662	1,367,017,717
Receivables:
Notes receivable from participants	7,171,476	7,328,136
Participant contributions	178	73,044
Employer contributions	89	22,649
Total receivables	7,171,743	7,423,829
Net assets available for benefits	$1,573,567,743	$1,374,441,733
See accompanying Notes to Financial Statements.

IAC Inc. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2024
Additions to net assets attributed to:
Investment income:
Net realized and unrealized appreciation in fair value of Plan investments	$175,567,691
Dividend, interest and other income	21,751,352
Total investment income	197,319,043
Contributions:
Participants	75,484,534
Employer, net of forfeitures	33,646,162
Participant rollovers	18,612,943
Total contributions	127,743,639
Total additions	325,062,682

Deductions from net assets attributed to:
Benefits paid to participants	(141,141,263)
Administrative expenses	(763,927)
Total deductions	(141,905,190)
Net increase	183,157,492
Transfers in	15,968,518
Net assets available for benefits—beginning of year	1,374,441,733
Net assets available for benefits—end of year	$1,573,567,743
See accompanying Notes to Financial Statements.

IAC Inc. Retirement Savings Plan
Notes to Financial Statements

Note 1—Description of the Plan
The following description of the IAC Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all U.S. employees of IAC Inc. (referred to herein as "IAC" or the "Company") and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
Contributions
Participants can make pre-tax contributions, after-tax contributions and/or Roth 401(k) contributions (including irrevocable In-Plan Roth rollovers) up to 50% of their eligible compensation (as defined in the Plan document) through payroll deductions. Participant contributions are subject to annual limitations established by the Internal Revenue Service ("IRS"). For 2024, the IRS limited the annual pre-tax and Roth 401(k) contributions to $23,000 for each participant. The Plan allows participants who are 50 years of age or older to make additional pre-tax and Roth 401(k) catch-up contributions (limited to $7,500 for each participant in 2024). Other IRS limits exist for certain highly compensated employees participating in the Plan. The Plan permits rollover contributions, including Roth rollovers, from other qualified plans; however, rollover contributions are not eligible for Company matching contribution. Participants can direct their contributions to any of the Plan’s investment options and may generally change their investment options on a daily basis. Employees who are 18 years of age or older are eligible to participate upon commencement of service (as defined in the Plan document).
All newly hired (and rehired) employees are automatically enrolled in the Plan, with pre-tax contributions of 6% of their eligible compensation (as defined in the Plan document) through payroll deductions commencing approximately 90 days after the date of their first pay period. Such deductions are automatically directed into the T. Rowe Price Retirement Active B Fund based on the employee's expected year of retirement. In addition, employees who have: (i) previously been enrolled in the Plan, but have elected to contribute 0% of their eligible compensation, will be automatically increased annually to pre-tax contributions of 6% of their eligible compensation and (ii) elected to defer less than 10% of their eligible compensation will be automatically increased annually at a rate of 1% (up to a maximum of 10%), with annual increases being effected by way of pre-tax contributions for employees who have elected to make pre-tax and Roth 401(k) contributions and by way of post-tax contributions for employees who have elected to make Roth 401(k) contributions only. New and existing employees are notified of their automatic enrollment and/or automatic changes to their contributions percentage in advance and may elect to not participate in the Plan, change the default investment option and/or change the default contribution percentage.
Depending upon the IAC subsidiary for which a given participant provides services, the Company either matches 100% of the first 5% or 10% of eligible compensation or 50% of the first 6% of eligible compensation (subject to IRS limits on Company matching contributions) that a participant contributes in each payroll period to the Plan. In addition, the Plan generally limits Company matching contributions to a maximum of $10,000 per participant on an annual basis. The Company may also make discretionary contributions of funds annually, which (if applicable) would be determined by the Company’s Board of Directors (or a committee thereof).
Company matching contributions and discretionary contributions (if any) are directed to Plan investment options based upon the respective participant’s investment election(s).

IAC Inc. Retirement Savings Plan
Notes to Financial Statements (Continued)

Participant Accounts and Allocations
Each participant account is credited with participant contributions, Company matching contributions and Company discretionary contributions (if any), as well as an allocation of Plan earnings (losses). Plan earnings (losses) are allocated by fund based on the ratio of a relevant participant's investment in a particular fund to all participants' investment in that same fund. Fees charged for participant loans and distributions are allocated directly to the relevant participant’s account. The Plan benefit to which each participant is entitled is the vested portion of each such participant’s account.
Vesting
Participant contributions are fully vested at the time of contribution. Company matching contributions (plus earnings thereon) vest after two years of credited service. In the event plans are merged into the Plan, Company matching contributions may vest over different periods based upon the terms of the merged plans. In these cases, participants would refer to the applicable Plan amendments for a complete description of applicable vesting provisions.
Forfeitures
Company matching contributions that do not vest are forfeited. Forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned, in accordance with applicable law. Remaining amounts (if any) are used to reduce prospective Company matching contributions and discretionary contributions, as well as to pay Plan expenses. Cumulative forfeited non-vested accounts totaled approximately $1.8 million and $1.4 million at December 31, 2024 and 2023, respectively. The amount of forfeitures used to reduce Company matching contributions for the year ended December 31, 2024 totaled approximately $1.7 million.
Notes Receivable from Participants
Participants may borrow from their Plan accounts in an amount equal to at least $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Except for loans used to purchase a primary residence, which can have terms of up to 15 years, loan terms are limited to a maximum of five years. Any loans that have been transferred into the Plan from a previous plan are subject to the terms of the initial loan. Loans are secured by the balance in the relevant participant’s account and bear interest at a rate commensurate with prevailing commercial rates at the time of the loan as determined by the recordkeeper. Principal and interest are paid ratably through regular payroll deductions. Upon a termination of employment, any outstanding loans are due and payable within 90 days following the termination date. At both December 31, 2024 and 2023, interest rates on outstanding loans ranged from 4.25% to 9.50%, with maturity dates through July 31, 2039 and November 29, 2038 at December 31, 2024 and 2023, respectively.
Payment of Benefits
Upon a termination of employment, death, disability, financial hardship or the attainment of age 59 1/2, vested participant accounts generally become distributable in the form of a lump sum payment or substantially equal installments of cash as previously elected by the relevant participant in accordance with applicable law and the Plan. Participant vested account balances of more than $7,000 may be left in the Plan as previously elected by the relevant participant in accordance with applicable law and the Plan; provided, however, that related distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 72. Vested participant account balances of less than $7,000 but more than $1,000 will be automatically rolled over into an individual retirement account unless the relevant participant elects otherwise. Vested participant account balances of $1,000 or less will be automatically distributed in a lump sum. When participants reach the age of 59 1/2, they may elect to withdraw some or all of their vested account balance while still employed. In some cases, pre-tax contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions set forth in the Plan. Participants who have made after-tax contributions may elect to withdraw some or all of their vested account balance with no limit on the number of withdrawals of this type.

IAC Inc. Retirement Savings Plan
Notes to Financial Statements (Continued)

Plan Termination
Although the Company has expressed no intent to terminate the Plan, if the Plan is terminated by the Company, all employer contributions (including earnings thereon) credited to participant accounts would become 100% vested and the net assets would be distributed to participants.
Administrative Expenses
All administrative expenses of the Plan are borne by the Plan, unless the Company elects to pay such expenses.
Note 2—Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").
Use of Estimates
The preparation of financial statements in accordance with GAAP requires Plan management to make certain estimates, judgments and assumptions that affect the amounts reported in the financial statements and the disclosures in the accompanying notes. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Plan investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See "Note 3—Fair Value Measurements" for a discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.
Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance, plus any accrued and unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2024 and 2023.
Benefit Payments
Benefit payments are recorded when paid.
Recent Accounting Pronouncements
There are no recently issued accounting pronouncements that are expected to have a material effect on the Plan's financial statements.
Note 3—Fair Value Measurements
Plan management categorizes its financial instruments measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:
•    Level 1: Observable inputs obtained from independent sources, such as quoted market prices for identical assets and liabilities in active markets.

IAC Inc. Retirement Savings Plan
Notes to Financial Statements (Continued)

•    Level 2: Other inputs, which are observable directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets, quoted market prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data.
•    Level 3: Unobservable inputs for which there is little or no market data and require the Plan to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in pricing the assets or liabilities.
Shares of registered investment companies, investments in the IAC common stock fund and the self-directed brokerage account investment option (which is invested primarily in registered investment companies, common stocks and cash and cash equivalents), are valued at quoted market prices at year-end. The fair value of common collective trust funds is based on the Net Asset Value ("NAV") reported by the administrator of the respective common collective trust funds. The NAV is calculated daily and is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. While the underlying assets are actively traded, the funds, however, are not publicly traded and pricing information is accessible only to Plan participants. The funds are, therefore, classified as Level 2. There are no restrictions on redemptions related to the common collective trust funds. There have been no changes in the valuation methodologies used at December 31, 2024 and 2023.
The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While Plan management believes these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth, by level within the fair value hierarchy, Plan assets that are measured at fair value as of December 31, 2024 and 2023. There are no Plan assets that are measured on a recurring basis using Level 3 inputs.

	December 31, 2024
	Level 1	Level 2	Total Fair Value Measurements
Investments in registered investment companies	$503,824,838	$—	$503,824,838
Investment in self-directed brokerage account	28,792,975	—	28,792,975
Investment in IAC common stock fund	6,622,593	—	6,622,593
Investments in common collective trust funds	—	1,027,151,256	1,027,151,256
Total investments, at fair value	$539,240,406	$1,027,151,256	$1,566,391,662

	December 31, 2023
	Level 1	Level 2	Total Fair Value Measurements
Investments in registered investment companies	$428,922,447	$—	$428,922,447
Investment in self-directed brokerage account	19,220,226	—	19,220,226
Investment in IAC common stock fund	8,248,578	—	8,248,578
Investments in common collective trust funds	—	910,626,466	910,626,466
Total investments, at fair value	$456,391,251	$910,626,466	$1,367,017,717

IAC Inc. Retirement Savings Plan
Notes to Financial Statements (Continued)

Note 4—Income Tax Status
The Plan received a determination letter from the IRS, dated May 14, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code. The Plan was amended and restated subsequent to the receipt of this determination letter. The Company, in its capacity as Plan Administrator, believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
The Company, in its capacity as Plan Administrator, has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no material uncertain tax positions taken by the Plan. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 5—Transfers In
As of December 31, 2022, Dotdash Meredith Inc. (“DDM”), a subsidiary of the Company, froze and terminated its domestic funded pension plan. During 2024, this plan’s remaining assets of $16.0 million were transferred to a suspense account within the Plan. In accordance with IRS requirements, the assets in this suspense account are to be allocated to active DDM participants in the Plan no less than ratably over a period not to exceed seven years, which may be accelerated. During the third quarter of 2024, DDM made its first asset allocation under the IRS requirements, in the amount of $2.3 million, and expects to allocate the remaining funds in 2025.
Note 6—Party-in-Interest Transactions
One of the investment options in the Plan is a fund consisting primarily of publicly traded common stock of IAC, the sponsor of the Plan. This investment qualifies as a party-in-interest.
Note 7—Certain Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.
Note 8—Reconciliation of Financial Statements to Form 5500
There is one adjustment to reconcile the Plan's financial statements to the Plan's Form 5500 for the year ended December 31, 2024.
Deemed distributions of notes receivable from participants under the Plan
In the case of participants who remain actively employed and do not repay their outstanding loan (or the interest thereon) within the time set forth in the related promissory note, the total amount of their related loans outstanding (and any interest owed) will be considered deemed distributions. Deemed distributions are excluded from the net assets available for benefits and are instead reported as an expense in the Plan's Form 5500. For the purposes of these financial statements, in conformity with GAAP, deemed distributions remain classified as "Notes receivable from participants" until a qualifying distributable event occurs.
The following is a reconciliation of the statement of net assets available for benefits between the financial statements and Form 5500.

IAC Inc. Retirement Savings Plan
Notes to Financial Statements (Continued)

	December 31,
	2024	2023
Net assets available for benefits per the financial statements	$1,573,567,743	$1,374,441,733
Deemed distributions of Notes receivable from participants under the Plan	(36,328)	(6,869)
Net assets available for benefits per Form 5500	$1,573,531,415	$1,374,434,864

	December 31,
	2024	2023
Notes receivable from participants per the financial statements	$7,171,476	$7,328,136
Deemed distributions of Notes receivable from participants under the Plan	(36,328)	(6,869)
Participant loans per Form 5500	$7,135,148	$7,321,267
The following is a reconciliation of the statement of changes in net assets available for benefits between the financial statements and Form 5500.

Year Ended December 31, 2024
Net increase in plan assets per the financial statements	$183,157,492
Net impact of deemed distributions of Notes receivable from participants under the Plan	(29,459)
Net income per Form 5500	$183,128,033
Note 9—Subsequent Event
On March 31, 2025, IAC completed the spin-off of Angi Inc. (“Angi”), a former subsidiary of the Company. Following this transaction and pursuant to the services agreement between IAC and Angi, Angi’s employees will continue to participate in the Plan through December 31, 2025. However, prior to December 31, 2025, Angi plans to establish a separate plan that will be maintained by Angi and the net assets available for benefits for the employees of Angi will be transferred into such plan. As of May 31, 2025, the estimated net assets available for benefits for the employees of Angi were $250.2 million.

IAC Inc. Retirement Savings Plan
Supplemental Schedule
EIN: 84-3727412 Plan Number: 001
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	Vanguard Instl Index Instl Pl	Registered Investment Company		$188,265,832
	T. Rowe Price Retirement 2050 Active B	Common Collective Trust Fund		154,223,200
	T. Rowe Price Retirement 2040 Active B	Common Collective Trust Fund		150,584,302
	T. Rowe Price Retirement 2045 Active B	Common Collective Trust Fund		150,304,070
	T. Rowe Price Retirement 2055 Active B	Common Collective Trust Fund		138,263,825
	T. Rowe Price Retirement 2035 Active B	Common Collective Trust Fund		126,081,308
	T. Rowe Price Retirement 2030 Active B	Common Collective Trust Fund		103,850,440
	T. Rowe Price Large Cap Growth I	Registered Investment Company		66,365,929
	T. Rowe Price Retirement 2060 Active B	Common Collective Trust Fund		62,373,240
	Vanguard Extended Market Index Institutional Fund	Registered Investment Company		53,290,289
	T. Rowe Price Retirement 2025 Active B	Common Collective Trust Fund		51,199,635
	Reliance Trust Company Stable Value Fund	Common Collective Trust Fund		45,683,703
	Fidelity Small Cap Growth K6	Registered Investment Company		42,136,822
	JP Morgan Equity Income R6	Registered Investment Company		37,792,215
	Vanguard Total International Stock Index Fund Institutional Shares	Registered Investment Company		29,838,290
	Personal Choice Retirement Account	Self-directed brokerage account		28,785,170
	T. Rowe Price Retirement 2020 Active B	Common Collective Trust Fund		25,214,009
	MFS International Nal Growth R6	Registered Investment Company		20,542,464
	Vanguard Total Bond Market Index Fund Institutional Shares	Registered Investment Company		20,411,078
	PIMCO Total Return Fund	Registered Investment Company		16,185,514
	T. Rowe Price Retirement 2065 Active B	Common Collective Trust Fund		9,384,497
	DFA U.S. Targeted Value CL I	Registered Investment Company		8,347,943
	T. Rowe Price Retirement Balanced Active B	Common Collective Trust Fund		7,556,490
*	IAC Inc. Common Stock Fund	Stock Fund		6,421,651
	Loomis Sayles Investment Grade Bond Y Fund	Registered Investment Company		5,905,168
	Fidelity Emerging Markets Fund Class K	Registered Investment Company		4,251,924
	DFA Global Real Estate Securities Portfolio	Registered Investment Company		3,423,554
	T. Rowe Price International Discovery Fund	Registered Investment Company		3,159,846
	Pear Tree Polaris Foreign Value R6	Registered Investment Company		2,819,830
	T. Rowe Price Retirement 2015 Active B	Common Collective Trust Fund		1,526,963
	PMCO Commodity Real Return Strategy Fund Institutional Class	Registered Investment Company		1,088,140
	T. Rowe Price Retirement 2010 Active B	Common Collective Trust Fund		532,954
	T. Rowe Price Retirement 2005 Active B	Common Collective Trust Fund		372,620
	State Street Institutional U.S. Government Money Market Fund (1)	Money Market Fund		200,942
	Limited Partnership (2)	Limited Partnership		7,805
	Total Investments, at fair value			1,566,391,662
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.50%, with maturity dates through July 31, 2039		7,171,476
	Total			$1,573,563,138
____________________________________________
*    Party-in-interest to the Plan as defined by ERISA.
**    These investments are participant-directed and, therefore, cost information is not required.
(1)    The State Street Institutional U.S. Government Money Market Fund has been broken out from the IAC Inc. Common Stock Fund for the purposes of this schedule. They are included together in the "Investment in IAC common stock fund" balance in the fair value table in "Note 3—Fair Value Measurements."
(2)     The Limited Partnership investment has been broken out from the Personal Choice Retirement Account for purposes of this schedule. They are included together in the "Investment in self-directed brokerage account" balance in the fair value table in "Note 3—Fair Value Measurements."

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2025		IAC Inc. Retirement Savings Plan

	By:	/s/ MICHAEL H. SCHWERDTMAN
Senior Vice President and Controller (Chief Accounting Officer) IAC Inc.